[EXHIBIT (a)(15)]
FINANCIAL RESULTS FOR THE SECOND FISCAL QUARTER
OF 2009 ENDED APRIL 3, 2009
The following contains excerpts from a press release issued by Mindspeed Technologies on April 27, 2009:
Mindspeed(R) Reports Fiscal 2009 Second Quarter Results
Mindspeed Guides Third Quarter Product Revenues Up 13% to 21% Sequentially
NEWPORT BEACH, CA—(Marketwire — April 27, 2009) — Mindspeed Technologies, Inc. (NASDAQ: MSPD), a leading supplier of semiconductor solutions for network infrastructure applications, today reported results for the second quarter of fiscal 2009, which ended on April 3, 2009.
Revenues for the second quarter of fiscal 2009 were $28.5 million and were at the high end of the company’s updated guidance range provided on March 18, 2009. Revenues for the second quarter declined sequentially by 7 percent from revenues of $30.7 million in the first quarter of fiscal 2009.
Presented on a GAAP basis, gross margin for the second quarter of fiscal 2009 was $14.0 million, or 49 percent of revenues, compared to $21.0 million, or 68% of revenues, for the first quarter of fiscal 2009. GAAP gross margin for the second quarter of fiscal 2009 included asset impairments of $3.7 million, primarily related to the assets of Ample Communications, Inc., which the company had previously acquired. The Ample assets are part of the company’s WAN Carrier Ethernet business, of which Nortel Networks was the largest customer.
Total GAAP operating expenses for the second quarter of fiscal 2009 were $28.4 million and included asset impairments of $2.4 million related to the Ample assets and $1.7 million in restructuring charges related to the company’s cost reduction efforts. Total GAAP operating expenses for the first quarter of fiscal 2009 were $26.8 million.
On a GAAP basis, the operating loss for the second quarter of fiscal 2009 was $14.4 million compared to an operating loss of $5.8 million for the first quarter of fiscal 2009.
Presented on a GAAP basis, the company reported a net loss of $14.6 million, or $0.62 per share, for the second quarter of fiscal 2009, which includes, among other items, restructuring charges of $1.7 million and impairment charges of approximately $5.8 million related to the Ample assets. This compares to a GAAP net loss of $3.5 million, or $0.15 per share, for the first quarter of fiscal 2009.
Outlook
Mindspeed expects fiscal 2009 third quarter revenues to grow between 13 and 21 percent, or to between $30.0 million and $32.0 million, from the fiscal 2009 second quarter, excluding patent sales in both periods. The company expects fiscal 2009 third quarter non-GAAP gross margin to be approximately 62 percent, excluding any potential patent sales. As a result of cost reduction actions initiated in the last two quarters, the company expects to reduce quarterly non-GAAP operating expenses to approximately $21.1 million in the fiscal third quarter of 2009, a reduction of 9 percent from the fiscal second quarter 2009 level of $23.2 million. Third quarter fiscal 2009 non-GAAP operating expense of $21.1 million would represent the lowest operating expense level in the company’s history. Mindspeed also expects to reduce its cash consumption in the third quarter of fiscal 2009 by approximately 50 percent from the second quarter of fiscal 2009.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such statements include statements regarding the company’s expectations, goals or intentions, including but not limited to, statements under the headings “Commentary” and “Outlook” regarding positive business trends, industry and economic cycles and trends, expected levels of revenues, gross margin, operating expenses and cash consumption and the source and amount of savings from and timing of cost reduction and restructuring measures. These forward-looking statements are based on management’s current expectations, estimates, forecasts and projections about the company and are subject to risks and uncertainties that could cause actual results and events to differ materially from those stated in the forward-looking statements. These risks and uncertainties include, but are not limited to: cash requirements and terms and availability of financing; future operating losses; worldwide political and economic uncertainties, and specific conditions in the markets we address; fluctuations in the price of our common stock and our operating results; loss of or diminished demand from one or more key customers or distributors; our ability to attract and retain qualified personnel; constraints in the supply of wafers and other product components from our third-party manufacturers; doing business internationally; pricing pressures and other competitive factors; successful development and introduction of new products; our ability to successfully and cost effectively establish and manage operations in foreign jurisdictions; industry consolidation; order and shipment uncertainty; our ability to obtain design wins and develop revenues from them; lengthy sales cycles; the expense of and our ability to defend our intellectual property against infringement claims by others; product defects and bugs; possible future asset impairments; and business acquisitions and investments. Risks and uncertainties that could cause the company’s actual results to differ from those set forth in any forward-looking statement are discussed in more detail under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the company’s Quarterly Report on Form 10-Q for the quarter ended January 2, 2009, as well as similar disclosures in the company’s subsequent SEC filings. Forward-looking statements contained in this press release are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

MINDSPEED TECHNOLOGIES, INC.
Consolidated Condensed Statements of Operations
(unaudited, in thousands, except per share amounts)

	Three months ended			Six months ended
	Apr. 3,	Jan. 2,	Mar. 28,	Apr. 3,	Mar. 28,
	2009	2009	2008	2009	2008
Net revenues:
Product	$26,533	$27,731	$34,548	$54,264	$67,199
Intellectual property	2,000	3,000	1,700	5,000	4,350

Total net revenues	28,533	30,731	36,248	59,264	71,549

Cost of goods sold:
Cost of goods sold, excluding asset impairments (a)(b)	10,863	9,749	11,799	20,612	22,141
Asset impairments (c)	3,667	—	—	3,667	—

Total cost of goods sold (a)(b)(c)	14,530	9,749	11,799	24,279	22,141

Gross margin	14,003	20,982	24,449	34,985	49,408

Operating expenses:
Research and development (a)	13,100	13,344	13,704	26,444	27,422
Selling, general and administrative (a)	10,702	11,123	11,674	21,825	23,180
Special charges (d)	4,582	2,305	93	6,887	174

Total operating expenses	28,384	26,772	25,471	55,156	50,776

Operating loss	(14,381)	(5,790)	(1,022)	(20,171)	(1,368)

Other (expense) income, net	(18)	2,332	(750)	2,314	(1,151)

Loss before income taxes	(14,399)	(3,458)	(1,772)	(17,857)	(2,519)

Provision for income taxes	172	90	65	262	147

Net loss	$(14,571)	$(3,548)	$(1,837)	$(18,119)	$(2,666)

Net loss per share, basic	$(0.62)	$(0.15)	$(0.08)	$(0.77)	$(0.12)

Weighted-average number of shares used in basic per share computation (e)	23,573	23,407	23,045	23,490	22,900

(a)	Includes stock-based compensation expense and employer taxes on stock-based compensation.

(b)	Cost of goods sold includes the favorable effect of sales of certain inventories written down to a zero cost basis during fiscal 2001. The favorable effect of such sales, by quarter, was approximately $0.3 million (April 2009), $0.6 million (January 2009) and $0.4 million (March 2008). For the six months ended April 3, 2009 and March 28, 2008, the favorable effect of such sales was $1.0 million and $0.9 million.

(c)	Asset impairments include the write-down of the carrying value of technology developed by Ample Communications, Inc., which was previously acquired by the company ($2.3 million), certain Ample related inventory ($1.0 million) and certain manufacturing related fixed assets ($0.3 million).

(d)	Special charges consist of tangible and intangible asset impairments and restructuring charges.

(e)	Per share information has been adjusted to reflect the 1-for-5 reverse stock split which the company effected on June 30, 2008.

Non-GAAP Measures
We provide non-GAAP measures as a supplement to financial results based on GAAP. We believe the presentation of non-GAAP measures provides investors with additional insight into underlying operating results and prospects for the future by excluding stock-based compensation and related employer taxes, asset impairments, amortization of intangible assets, employee separation costs, costs related to our reverse stock split and employee option exchange program, the effects of special charges such as asset impairments and/or restructuring charges. We have historically reported similar financial measures and believe that the inclusion of comparative numbers provides consistency in our financial reporting.
We use non-GAAP gross margin and operating expenses internally to evaluate our operating performance and to determine certain components of management compensation. In addition, we use these non-GAAP measures for internal budgets and forecasts. We believe that these non-GAAP measures can be useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making.
Non-GAAP gross margin excludes stock-based compensation expense, employer taxes on stock-based compensation, amortization of intangible assets and asset impairments. Non-GAAP operating expenses exclude stock-based compensation expense, employer taxes on stock-based compensation, amortization of intangible assets, employee separation costs, special charges, reverse stock split costs and employee option exchange costs.
As a result of our adoption of SFAS 123R, “Share-Based Payment” in the first quarter of fiscal 2006, our GAAP statements of operations for periods beginning in fiscal year 2006 include stock-based compensation expense. We believe that excluding stock-based compensation and employer taxes on stock-based compensation from non-GAAP measures facilitates a comparison of our results with prior periods and can enhance the understanding of our performance. We exclude the amortization of intangible assets and asset impairments from non-GAAP measures because we believe it provides a helpful perspective on our operating performance. We exclude employee separation costs, costs related to our reverse stock split and costs related to our employee option exchange program because they include significant discrete items that may not be indicative of our ongoing operations or economic performance. We exclude special charges from non-GAAP measures because it includes restructuring charges, asset impairments and other significant discrete items that may not be indicative of our ongoing operations and economic performance.
We do not provide forward-looking GAAP measures or a reconciliation of the forward-looking non-GAAP measures to GAAP measures because of our inability to project special charges, asset impairments, employee separation costs and stock-based compensation related expenses.

MINDSPEED TECHNOLOGIES, INC.
Consolidated Condensed Balance Sheets
(unaudited, in thousands)

	Apr. 3,	Oct. 3,
	2009	2008
ASSETS
Current Assets
Cash and cash equivalents	$14,568	$43,033
Receivables, net	7,161	14,398
Inventories	14,205	16,187
Prepaid expenses and other current assets	2,539	3,138

Total current assets	38,473	76,756

Property, plant and equipment, net	11,963	12,600
Intangible assets, net	—	4,909
License agreements	6,361	3,347
Other assets	2,739	2,992

Total assets	$59,536	$100,604

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$7,454	$11,265
Deferred income on sales to distributors	3,745	4,869
Accrued compensation and benefits	5,875	6,778
Restructuring	1,827	8
Convertible senior notes – short term	10,433	—
Other current liabilities	3,828	3,559

Total current liabilities	33,162	26,479

Convertible senior notes – long term	15,000	45,648
Other liabilities	697	519

Total liabilities	48,859	72,646

Stockholders’ equity	10,677	27,958

Total liabilities and stockholders’ equity	$59,536	$100,604

MINDSPEED TECHNOLOGIES, INC.
Consolidated Condensed Statements of Cash Flows
(unaudited, in thousands)

	Six months ended
	Apr. 3,	Mar. 28,
	2009	2008
Cash Flows From Operating Activities
Net loss	$(18,119)	$(2,666)
Adjustments required to reconcile net loss to the net cash provided by (used in) operating activities, net of effects of acquisitions:
Depreciation and amortization	3,124	3,115
Asset impairments	5,498	—
Restructuring charges	4,022	—
Stock compensation	1,494	3,027
Inventory provisions	1,279	(1,064)
Gain on debt extinguishment	(2,880)	—
Other non-cash items, net	170	258
Changes in assets and liabilities:
Receivables	7,245	(3,917)
Inventories	703	6,425
Accounts payable	(5,662)	1,265
Deferred income on sales to distributors	(1,124)	(716)
Restructuring	(1,937)	—
Accrued expenses and other current liabilities	(1,378)	147
Other	291	2,335

Net cash (used in) provided by operating activities	(7,274)	8,209

Cash Flows From Investing Activities
Capital expenditures	(3,592)	(4,127)
Acquisition of assets, net of cash acquired	—	(1,172)

Net cash used in investing activities	(3,592)	(5,299)

Cash Flows From Financing Activities
Extinguishment of convertible debt	(17,320)	—
Debt issuance costs	(256)	—
Exercise of options and warrants	—	111

Net cash (used in) provided by financing activities	(17,576)	111

Effect of foreign currency exchange rates on cash	(23)	(127)
Net (decrease) increase in cash and cash equivalents	(28,465)	2,894
Cash and cash equivalents at beginning of period	43,033	25,796

Cash and cash equivalents at end of period	$14,568	$28,690

MINDSPEED TECHNOLOGIES, INC.
Selected Corporate Data
(unaudited, in thousands)

	Three months ended			Six months ended
	Apr. 3,	Jan. 2,	Mar. 28,	Apr. 3,	Mar. 28,
	2009	2009	2008	2009	2008
Gross margin %	49%	68%	67%	59%	69%

Cash provided by (used in):
Operating activities	$(4,007)	$(3,267)	$3,421	$(7,274)	$8,209
Investing activities	(1,417)	(2,175)	(2,131)	(3,592)	(5,299)
Financing activities	(12)	(17,564)	10	(17,576)	111
Effect of foreign currency on cash	(26)	3	(124)	(23)	(127)

Net increase (decrease) in cash	$(5,462)	$(23,003)	$1,176	$(28,465)	$2,894

Depreciation	$1,271	$1,303	$1,202	$2,574	$2,400
Capital expenditures	1,186	1,784	984	2,970	2,310

Revenues by region:
Americas	$8,734	$12,319	$12,462	$21,053	$26,088
Europe	3,533	3,481	5,620	7,014	9,624
Asia-Pacific	16,266	14,931	18,166	31,197	35,837

	$28,533	$30,731	$36,248	$59,264	$71,549

Revenues by product line:
Multiservice access DSP products	$10,781	$10,789	$11,365	$21,570	$19,457
High-performance analog products	8,162	10,519	10,154	18,681	20,728
WAN communications products	7,590	6,423	13,029	14,013	27,014

Total net product revenues	26,533	27,731	34,548	54,264	67,199
Intellectual property	2,000	3,000	1,700	5,000	4,350

Total net revenues	$28,533	$30,731	$36,248	$59,264	$71,549